UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

FIGS, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value per share
(Title of Class of Securities)

30260D103
(CUSIP Number)

Todd Maron
c/o FIGS, Inc.
2834 Colorado Avenue, Suite 100
Santa Monica, CA 90404
(424) 300-8330
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 4, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
_____________
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 30260D103	13D	Page 1 of 5 Pages

1	Names of Reporting Persons Heather Hasson
2	Check the Appropriate Box if a Member of a Group (a) [X] (b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]
6	Citizenship or Place of Organization United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 15,302,762
	8	Shared Voting Power 141
	9	Sole Dispositive Power 15,302,762
	10	Shared Dispositive Power 141
11	Aggregate Amount Beneficially Owned by Each Reporting Person 15,302,903
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
13	Percent of Class Represented by Amount in Row (11) 8.79%
14	Type of Reporting Person IN

CUSIP No. 30260D103	13D	Page 2 of 5 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed with the United States Securities and Exchange Commission (the “SEC”) on May 26, 2022 (as amended, the “Schedule 13D”), relating to the Class A Common Stock, $0.0001 par value per share (the “Class A Common Stock”), of FIGS, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4. Purpose.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Executive Chair Appointment and Second Amended and Restated Employment Agreement
On August 2, 2022, the Board appointed the Reporting Person as Executive Chair. In connection with her appointment as Executive Chair, the Reporting Person resigned as Co-Chief Executive Officer and co-principal executive officer of the Issuer, effective on the Effective Date. The Reporting Person will continue to be an executive officer and director of the Issuer.

In connection with her appointment as Executive Chair, the Issuer entered into a Second Amended and Restated Employment Agreement with the Reporting Person (as amended, the “Employment Agreement”), pursuant to which the Board approved the grant of restricted stock units and options to purchase Class A Common Stock to the Reporting Person pursuant to an equity compensation plan approved by the Issuer’s stockholders in connection with her continued service to the Issuer.

The foregoing description of the Employment Agreement does not purport to be complete and is qualified in its entirety by the full text of such agreement, which is attached as an exhibit to this Schedule 13D and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
(a) – (b)
•Amount beneficially owned: 15,302,903
•Percent of Class: 8.79%
•Number of shares the Reporting Person has:
◦Sole power to vote or direct the vote: 15,302,762
◦Shared power to vote: 141
◦Sole power to dispose or direct the disposition of: 15,302,762
◦Shared power to dispose or direct the disposition of: 141
The Reporting Person is the record holder of 21,306 shares of Class A Common Stock and 507,228 shares of Class B Common Stock, which are convertible at any time at the option of the

CUSIP No. 30260D103	13D	Page 3 of 5 Pages

Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis. In addition, the Reporting Person holds 272,195 restricted stock units and options to purchase 12,752,061 shares of Class A Common Stock, that are vested and exercisable, respectively, within 60 days of the date hereof.
The Reporting Person may also be deemed to beneficially own (i) 8,338 shares of Class A Common Stock and 1,741,634 shares of Class B Common Stock held of record by various trusts, which are convertible at any time at the option of the Reporting Person into shares of Class A Common Stock of the Issuer on a one-to-one basis and (ii) 141 shares of Class A Common Stock held of record by Hollywood Capital Partners LLC, of which the Reporting Person and Catherine Spear, the Issuer’s Chief Executive Officer, are the sole members.
The above percentage is based upon 158,812,240 shares of Class A Common Stock outstanding as of July 31, 2022 based on the Quarterly Report on Form 10-Q filed with the SEC on August 4, 2022.
In addition, as discussed in Item 2 above, by virtue of the agreements made pursuant to the Voting Agreement, the Voting Parties may be deemed to be a group for purposes of Rule 13d-3 under the Exchange Act. Except for the shares of Class A Common Stock held by Hollywood Capital Partners LLC, shares beneficially owned by the other Voting Parties are not the subject of this Schedule 13D and accordingly, none of the other Voting Parties are included as reporting persons herein. The Reporting Person expressly disclaims beneficial ownership over any shares of Class A Common Stock that are beneficially owned by the other Voting Parties in the group and that it may be deemed to beneficially own solely by reason of the Voting Agreement.

(c) On August 9, 2022, in connection with the Reporting Person’s appointment as Executive Chair, the Issuer granted the Reporting Person (i) an award of 960,177 restricted stock units, which vest in 10 substantial equal quarterly installments beginning on November 4, 2022 and (ii) an award of options to purchase 2,863,828 shares of Class A Common Stock, which vest and become exercisable in 29 substantially equal monthly installments beginning on September 4, 2022. Except for the forgoing, and for (i) the vesting and settlement of restricted stock units held by the Reporting Person into 352,356 shares of Common Stock and (ii) the vesting of options held by the Reporting Person underlying 258,096 shares of Class A Common Stock, in each case since the original filing date of the Schedule 13D, during the past 60 days, the Reporting Person has not effected any transactions with respect to the Class A Common Stock.

(d)    None.
(e)    Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:
Item 4 above summarizes certain provisions of the Employment Agreement and is incorporated herein by reference. A copy of such agreement is attached as an exhibit to this Schedule 13D.
Item 7. Materials to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

CUSIP No. 30260D103	13D	Page 4 of 5 Pages

Exhibit Number	Description
4	Second Amended and Restated Employment Agreement by and between FIGS, Inc. and Heather Hasson, effective August 4, 2022

CUSIP No. 30260D103	13D	Page 5 of 5 Pages

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    October 7, 2022
/s/ Heather Hasson
Heather Hasson